     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2001
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                                  SPECTRX, INC.
             (Exact Name of Registrant as Specified in Its Charter)


               DELAWARE                        58-2029543
      (State or Other Jurisdiction             (I.R.S. Employer
    of Incorporation or Organization)          Identification Number)

                                6025A UNITY DRIVE
                             NORCROSS, GEORGIA 30071
                                 (770) 242-8723
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 ---------------

                              THOMAS H. MULLER, JR.
         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                                  SPECTRX, INC.
                                6025A UNITY DRIVE
                             NORCROSS, GEORGIA 30071
                                 (770) 242-8723
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                 ---------------

                                   Copy to:

                              LISA A. STATER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                               3500 SUNTRUST PLAZA
                              303 PEACHTREE STREET
                           ATLANTA, GEORGIA 30308-3242
                                 (404) 521-3939

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

        ------------------------------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF              AMOUNT TO BE    OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
             SECURITIES TO BE REGISTERED            REGISTERED          SHARE(1)              PRICE(1)         REGISTRATION FEE
        ------------------------------------------------------------------------------------------------------------------------
        Common Stock ($0.001 par value)........     2,274,760(2)          $8.75            $ 19,904,150              $4,976
        ------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on June 26, 2001, pursuant to Rule 457(c) under the Securities Act of 1933.

(2) To be offered from time to time by selling stockholders based upon prevailing market prices. This number includes 379,127 shares of common stock issuable under outstanding warrants that are currently exercisable.

---------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 -----------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL OR OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER SPECTRX NOR THE SELLING STOCKHOLDERS ARE SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 28, 2001

PROSPECTUS

                                2,274,760 SHARES

                                  SPECTRX, INC.

                                  COMMON STOCK

                                 ---------------

         This prospectus covers up to 2,274,760 shares of common stock of SpectRx, Inc. that may be offered for sale by the stockholders named in this prospectus or a prospectus supplement. The selling stockholders may offer the common stock on the Nasdaq National Market or the over-the-counter market, in privately negotiated transactions or otherwise at prices prevailing in such market or as may be negotiated at the time of sale. See "Plan of Distribution" and "Selling Stockholders."

         We will not receive any cash proceeds from the sale of shares by the selling stockholders. We will pay substantially all expenses of registration of the shares. The selling stockholders will pay any underwriting fees, discounts or commissions, and transfer taxes.

         Our common stock is traded in the Nasdaq National Market under the symbol SPRX. The last reported sale price of our common stock on the Nasdaq National Market on [_____], 2001 was $[_____] per share.

                                 ---------------

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" THAT BEGINS ON PAGE 5 OF THIS PROSPECTUS.

                                 ---------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                      The date of this prospectus is , 2001

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
          SUMMARY                                                            2

            Our Company                                                      2

            Use of Proceeds                                                  3

            Offering                                                         3

            Summary Financial Information                                    4

          RISK FACTORS                                                       5

            Risk Factors Relating to SpectRx                                 5

            Our Forward-Looking Statements Are Subject to a
            Variety of Factors That Could Cause Actual Results
            to Differ Materially from Current Beliefs                       10

          USE OF PROCEEDS                                                   12

          SELLING STOCKHOLDERS                                              12

          PLAN OF DISTRIBUTION                                              14

          LEGAL MATTERS                                                     14

          EXPERTS                                                           14

          WHERE YOU CAN GET MORE INFORMATION                                15

            Available Information                                           15

            Incorporation of Documents by Reference                         15

                                     SUMMARY

    This summary highlights general information about SpectRx and the common stock that may be offered by the selling stockholders, but does not contain all information important to you. You should read the more detailed information and financial statements, including the related notes, appearing elsewhere and incorporated by reference in this prospectus.

                                   OUR COMPANY

         We are a specialty point-of-care medical diagnostics company that employs leading-edge biophotonic technologies to provide painless, non-invasive and minimally invasive alternatives to blood and tissue sampling procedures. Biophotonic technology is the use of light and other forms of energy to access the human body to diagnose and monitor disease. We have developed a product that provides a non-invasive alternative to the conventional blood test for detecting and monitoring infant jaundice. We are also developing products that we believe will provide less invasive and painless alternatives to products that are currently available for conventional diabetes detection, glucose monitoring and cancer detection. We believe these products can improve patient well-being and reduce healthcare costs since they reduce or eliminate pain, are convenient to use and provide rapid results at the point of care.

         We have entered into collaborative arrangements with Respironics, Inc. for our infant jaundice product, with Welch Allyn, Inc. for our cancer detection product, with Abbott Laboratories for our glucose monitoring products, and with Roche Diagnostics for our diabetes detection product. Additionally, we have a 43% interest in FluorRx, Inc., a Delaware corporation formed for the purpose of developing and commercializing technology related to fluorescence spectroscopy -- an application of biophotonics.

         Our infant jaundice product, trademarked the BiliChek in the United States and the BiliCheck internationally, is based on a form of biophotonic technology. This product measures bilirubin, an excess of which causes jaundice. The product is designed to provide rapid, point-of-care bilirubin measurements and to serve as an initial screening and ongoing monitoring device. The current procedure for jaundice testing requires that a blood sample be obtained from the infant, usually by lancing the infant's heel.

         We are developing a non-invasive cervical cancer detection product. The product is based on our proprietary biophotonic technology. The intended design is expected to identify cancers and precancers painlessly, non-invasively and at the point of care by shining light onto the cervix, then analyzing the light reflected or emanating from the cervix. The information presented by the reflected light will be used to produce an image of diseased tissue, including location and severity. This test, unlike the Pap smear test or biopsy, preserves the perspective and positional information of disease on the cervix, allowing for more accurate diagnosis.

         We are developing glucose monitoring products that will allow people with diabetes to easily and accurately measure their glucose levels. These products use our proprietary interstitial fluid sampling technology. Interstitial fluid is an extracellular fluid that is prevalent throughout the body just beneath the skin. Studies based on our research, as well as independent research, have shown that interstitial fluid glucose levels correlate closely with blood glucose levels. We create micropores by directing a laser on the outer layer of the skin. Our glucose monitoring products use our microporation technology to collect a sample of interstitial fluid. This interstitial fluid sample may be measured once in a single-use application, or a stream of interstitial fluid may be repeatedly measured for a continuous monitoring application. We initially focused our research efforts in the area of single-use glucose monitoring. Since the fall of 1998, we have focused our research efforts on applications in the continuous monitoring area. The primary focus of our collaboration with Abbott is currently on the continuous monitoring product, with a lesser amount of research by Abbott into the single-use application.

         The non-invasive diabetes detection product we are developing with Roche, trademarked the Accu-Chek D-Tector, is designed to detect and measure fluorescence in the lens of the eye and evaluate that measurement using our proprietary algorithm. An abnormally high level of fluorescence in the lens of the eye may be indicative of prolonged exposure to high levels of glucose due to diabetes. A measurement indicating a patient is likely to have diabetes could be confirmed by subsequent testing using conventional blood-based diagnostics.

         Our principal executive and operations facility is located at 6025A Unity Drive, Norcross, Georgia 30071, and our telephone number is (770) 242-8723.

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the sale of common stock that may be offered by the selling stockholders.

                                    OFFERING

COMMON STOCK SPECTRX IS OFFERING..............    None

COMMON STOCK THAT MAY BE OFFERED BY SELLING
   STOCKHOLDERS...............................    2,274,760 shares

NASDAQ SYMBOL FOR COMMON STOCK................    SPRX

RISK FACTORS..................................    You should read the "Risk Factors" section
                                                  beginning on page 5 of this prospectus, as
                                                  well as the other cautionary statements
                                                  throughout the entire prospectus, to ensure
                                                  that you understand the risks associated
                                                  with an investment in our common stock.

                          SUMMARY FINANCIAL INFORMATION

         The financial information below for each of the five years ended December 31, 2000 has been derived from our audited financial statements. The unaudited financial information for the three months ended March 31, 2001 and 2000 has been derived from our unaudited financial statements and reflects only normal recurring adjustments necessary for the fair presentation of this information. You should not expect the results of operations of interim periods to be an indication of results for a full year. This information is only a summary and should be read in conjunction with our historical financial statements contained in our periodic reports filed with the Securities and Exchange Commission. See "Where You Can Get More Information -- Available Information."

                                                                                                                THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                                --------------------------------------------------------     --------------------
                                                  2000       1999         1998        1997         1996        2001        2000
                                                -------     -------     -------     --------     -------     -------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        (UNAUDITED)
      STATEMENT OF OPERATIONS DATA:
      Revenues .............................    $ 4,968     $ 3,337     $ 1,406     $    901     $   452     $   621     $  1,061
      Costs and Expenses:
      Cost of product sales ................      1,732       1,708       1,626            0           0         501          530
      Research and development .............      5,804       5,170       4,234        3,714       1,815       1,572        1,555
      Marketing ............................        957         900       1,058          835         221         177          218
      General and administrative ...........      3,177       2,222       1,908        2,272       1,526         717          519
                                                -------     -------     -------     --------     -------     -------     --------
        Loss from operations ...............     (6,702)     (6,663)     (7,420)      (5,920)     (3,110)     (2,346)      (1,761)
      Net interest and other income
      (expense), net .......................        355         125         783          194         (68)         36           90
                                                -------     -------     -------     --------     -------     -------     --------
      Net loss .............................    $(6,347)    $(6,538)    $(6,637)    $ (5,726)    $(3,178)    ($2,310)    $ (1,671)
      Preferred  stock dividends ...........       (315)        (14)          0            0           0         (79)         (79)
                                                -------     -------     -------     --------     -------     -------     --------
      Loss available to common
        stockholders .......................    $(6,662)    $(6,552)    $(6,637)    $ (5,726)    $(3,178)    $(2,389)    $ (1,750)
                                                =======     =======     =======     ========     =======     =======     ========
      Net loss per share
        Basic ..............................    $ (0.79)    $ (0.82)    $ (0.84)    $  (1.26)    $ (2.13)    $ (0.28)    $  (0.21)
        Diluted ............................    $ (0.79)    $ (0.82)    $ (0.84)    $  (1.26)    $ (2.13)    $ (0.28)    $  (0.21)

      Shares used to compute net loss
       per share:
        Basic ..............................      8,429       8,033       7,926        4,528       1,494       8,512        8,256
        Diluted ............................      8,429       8,033       7,926        4,528       1,494       8,512        8,256

      BALANCE SHEET DATA:
      Total assets .........................    $ 7,148     $ 7,693     $ 7,654     $ 14,999     $ 5,946     $ 4,449     $ 10,684
      Total long-term obligations,
      including convertible,
      redeemable preferred stock ...........    $ 5,960     $ 5,645     $     0     $    752     $   250     $ 6,039     $  5,724

                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below, as well as the other information included and incorporated by reference in this prospectus, before investing in our common stock.

WE HAVE A SHORT OPERATING HISTORY, WHICH MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS.

         Because limited historical information is available on our operations, it will be difficult for you to evaluate our business. Our prospects must be considered in light of the substantial risks, expenses, uncertainties and difficulties encountered by entrants into the medical device industry, which is characterized by increasing intense competition and a high failure rate.

WE HAVE A HISTORY OF LOSSES, AND WE EXPECT LOSSES TO CONTINUE FOR SEVERAL YEARS.

         We have never been profitable, and we have had operating losses since our inception. We expect our operating losses to continue as we continue to expend substantial resources to complete development of our products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance organizations, and conduct further research and development. To date, we have engaged primarily in research and development efforts. The further development and commercialization of our products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We have only generated limited revenues from product sales. Our accumulated deficit was about $34.4 million at March 31, 2001.

OUR ABILITY TO SELL OUR PRODUCTS IS CONTROLLED BY GOVERNMENT REGULATIONS, AND WE MAY NOT BE ABLE TO OBTAIN ANY NECESSARY CLEARANCES OR APPROVALS.

         The design, manufacturing, labeling, distribution and marketing of our products are and will be subject to extensive and rigorous government regulation, which can be expensive and uncertain and can cause lengthy delays before we can begin selling our products.

IN THE UNITED STATES, THE FOOD AND DRUG ADMINISTRATION'S ACTIONS COULD DELAY OR PREVENT OUR ABILITY TO SELL OUR PRODUCTS, WHICH WOULD ADVERSELY AFFECT OUR GROWTH AND STRATEGY PLANS.

         In order for us to market our products in the United States, we must obtain clearance or approval from the Food and Drug Administration, or FDA. We cannot be sure:

         -        that we will make timely filings with the FDA;
         - that the FDA will act favorably or quickly on these submissions;
         - that we will not be required to submit additional information or perform additional clinical studies;
         - that we would not be required to submit an application for premarket approval, rather than a premarket notification submission, as described below; or
         - that other significant difficulties and costs will not be encountered to obtain FDA clearance or approval.

         The premarket approval process is more rigorous and lengthier than the clearance process for premarket notifications; it can take several years from initial filing and require the submission of extensive supporting data and clinical information. For example, we previously filed a premarket notification for our diabetes detection product, which was withdrawn when the FDA indicated that this product should be submitted for premarket approval, including submission of clinical study data. We do not have any other premarket notifications or premarket approval applications pending, but we currently believe our other cancer detection product and our glucose monitoring products will require submission of applications for premarket approval.

         The FDA may impose strict labeling or other requirements as a condition of its clearance or approval, any of which could limit our ability to market our products. Further, if we wish to modify a product after FDA clearance of a premarket notification or approval of a premarket approval application, including changes in indications or other modifications that could affect safety and efficacy, additional clearances or approvals will be required from the FDA.

         Any request by the FDA for additional data, or any requirement by the FDA that we conduct additional clinical studies or submit to the more rigorous and lengthier premarket approval process, could result in a significant delay in bringing our products to market and substantial additional research and other expenditures. Similarly, any labeling or other conditions or restrictions imposed by the FDA on the marketing of our products could hinder our ability to effectively market our products. Any of the above actions by the FDA could delay or prevent altogether our ability to market and distribute our products. Further, there may be new FDA policies or changes in FDA policies that could be adverse to us.

IN FOREIGN COUNTRIES, INCLUDING EUROPEAN COUNTRIES, WE ARE ALSO SUBJECT TO GOVERNMENT REGULATION, WHICH COULD DELAY OR PREVENT OUR ABILITY TO SELL OUR PRODUCTS IN THOSE JURISDICTIONS.

         In order for us to market our products in Europe and some other international jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals. We must also comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. We may not be able to obtain any required regulatory registrations or approvals, or we may be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals we receive. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals, or future loss of previously obtained registrations or approvals would limit our ability to sell our products internationally. For example, international regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. In order to sell our products in Europe, we must maintain ISO 9001 certification of meeting standards of quality and CE mark certification, which is an international symbol of quality and compliance with applicable European medical device directives. Failure to receive or maintain ISO 9001 or CE mark certification or other international regulatory approvals would prevent us from selling in Europe.

EVEN IF WE OBTAIN CLEARANCE OR APPROVAL TO SELL OUR PRODUCTS, WE ARE SUBJECT TO ONGOING REQUIREMENTS AND INSPECTIONS THAT COULD LEAD TO THE RESTRICTION, SUSPENSION OR REVOCATION OF OUR CLEARANCE.

         We and our collaborative partners will be required to adhere to applicable FDA regulations regarding good manufacturing practice, which include testing, control, and documentation requirements. We are subject to similar regulations in foreign countries. Ongoing compliance with good manufacturing practice and other applicable regulatory requirements will be strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable agencies. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements would limit our ability to operate and could increase our costs.

SINCE WE WILL RELY PRINCIPALLY ON OUR COLLABORATIVE PARTNERS TO OBTAIN AND MAINTAIN OUR REGULATORY APPROVALS, ANY FAILURE OF OUR COLLABORATIVE PARTNERS TO PERFORM COULD HURT OUR OPERATIONS.

         Because they have primary responsibility for regulatory compliance, the inability or failure of our collaborative partners to comply with the varying regulations, or the imposition of new regulations, would limit our ability to produce and sell our products. We will solely rely upon Abbott, Roche and Respironics to obtain United States and international regulatory approvals and clearances for our glucose monitoring, diabetes detection and infant jaundice products. We and Welch Allyn will jointly seek regulatory approvals for our cervical cancer detection product, but we do not have control over the timing or amount of resources Welch Allyn devotes to these activities.

OUR SUCCESS LARGELY DEPENDS ON OUR ABILITY TO OBTAIN AND PROTECT THE PROPRIETARY INFORMATION ON WHICH WE BASE OUR PRODUCTS.

         Our success depends in large part upon our ability to establish and maintain the proprietary nature of our technology through the patent process, as well as our ability to license from others patents and patent applications necessary to develop our products. If any of our patents are successfully challenged, invalidated or circumvented, or our right or ability to manufacture our products were to be proscribed or limited, our ability to continue to manufacture and market our products could be adversely affected. In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. The other parties to these agreements may breach these provisions, and we may not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known to or be independently developed by competitors.

         We have been issued or have rights to 36 U.S. patents (including those under license). In addition, we have filed for or have rights to 39 U.S. patents (including those under license) that are still pending. One or more of the patents we hold directly or licensed from third parties, including those for the disposable components to be used with our glucose monitoring and infant jaundice products, may be successfully challenged, invalidated or circumvented, or we may otherwise be unable to rely on these patents. These risks are also present for the process we use or will use for manufacturing our products. In addition, our competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products, either in the United States or in international markets.

         The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. In addition, the United States Patent and Trademark Office may institute litigation or interference proceedings. The defense and prosecution of intellectual property suits, Patent and Trademark Office proceedings and related legal and administrative proceedings are both costly and time consuming. Moreover, we may need to litigate to enforce our patents, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings involving us may require us to incur substantial legal and other fees and expenses and may require some of our employees to devote all or a substantial portion of their time to the proceedings. An adverse determination in the proceedings could subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from selling our products in some or all markets. We may not be able to reach a satisfactory settlement of any dispute by licensing necessary patents or other intellectual property. Even if we reached a settlement, the settlement process may be expensive and time consuming, and the terms of the settlement may require us to pay substantial royalties. An adverse determination in a judicial or administrative proceeding or the failure to obtain a necessary license could prevent us from manufacturing and selling our products.

OUR REVENUES WILL BE PRIMARILY DERIVED FROM SALES OF OUR PRODUCTS BY THIRD PARTIES OVER WHOM WE HAVE LIMITED INFLUENCE, AND THEY MAY NOT BE ABLE TO GENERATE SUFFICIENT SALES REVENUES TO SUSTAIN OUR GROWTH AND STRATEGY PLANS.

         The revenues that we expect to receive from each of our collaborative partners depend primarily on sales of our products, most of which are still in development. We may not be able to successfully commercialize the products we are developing. Even if we do, we, together with our collaborative partners, may not be able to sell sufficient volumes of our products to generate substantial profits for us. In addition, our profit margins on some of our products are not likely to increase over time because the royalty rates and manufacturing profit rates on those products are predetermined. The majority of our revenues and profits are expected to be derived from royalties and manufacturing profits that we will receive from Abbott, Roche and Respironics resulting from sales of the products we are developing with each of these companies. Another significant portion of our revenues and profits are expected to be derived from the sale of cervical cancer detection products and we would share with Welch Allyn in the revenues generated from sales of these products to distributors and end users.

         In addition, it is common practice in the glucose monitoring device industry for manufacturers to sell their glucose monitoring devices at substantial discounts to their list prices or to offer customers rebates on sales of their products. Manufacturers offer these discounts or rebates to expand the use of their products, which increases the market for the disposable strips they sell for use with their products. Because Abbott has discretion to determine the prices at which they sell our glucose monitoring devices, they may choose to adopt this marketing strategy. If Abbott adopts this marketing strategy and discounts the prices at which they sell our glucose monitoring devices, the amounts we earn for these sales will be less. In this case, royalties we earn on sales of our disposable cartridges may be less than the amounts we would have earned had our glucose monitoring devices not been sold at a discount.

BECAUSE OUR PRODUCTS, WHICH USE DIFFERENT TECHNOLOGY THAN OTHER MEDICAL DEVICES, ARE OR WILL BE NEW TO THE MARKET, WE MAY NOT BE SUCCESSFUL IN LAUNCHING OUR PRODUCTS AND OUR OPERATIONS AND GROWTH WOULD BE ADVERSELY AFFECTED.

         Our products are based on new methods of glucose monitoring, diabetes detection, infant jaundice and cervical cancer detection. If they do not achieve significant market acceptance, our sales will be limited and our financial condition may suffer. Physicians and individuals may not recommend or use our products unless they determine that these products are an attractive alternative to current blood-based or other tests that have a long history of safe and effective use. To date, our products have been used by only a limited number of people, and few independent studies regarding our products have been published. The lack of independent studies limits the ability of doctors or consumers to compare our products to conventional products.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THE HIGHLY-COMPETITIVE MEDICAL DEVICE INDUSTRY, OUR FUTURE GROWTH AND OPERATING RESULTS WILL SUFFER.

         The medical device industry in general, and the markets in which we expect to offer products in particular, are intensely competitive. Many of our competitors have substantially greater financial, research, technical, manufacturing, marketing and distribution resources than we do and have greater name recognition and lengthier operating histories in the health care industry. We may not be able to effectively compete against these and other competitors. For example, a number of competitors are currently marketing traditional glucose monitors. These monitors are widely accepted in the health care industry and have a long history of accurate and effective use. Further, if our products are not available at competitive prices, health care administrators who are subject to increasing pressures to reduce costs may not elect to purchase them. Also, a number of companies have announced that they are developing products that permit non-invasive and less invasive glucose monitoring. Accordingly, competition in this area is expected to increase.

         Furthermore, our competitors may succeed in developing, either before or after the development and commercialization of our products, devices and technologies that permit more efficient, less expensive non-invasive and less invasive glucose monitoring, diabetes detection, infant jaundice or cancer detection. It is also possible that one or more pharmaceutical or other health care companies will develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of diabetes or infant jaundice or otherwise render our products obsolete.

         In addition, one or more of our collaborative partners may, for competitive reasons, reduce their support of their collaborative arrangement with us or support, directly or indirectly, a company or product that competes with our products. This would limit our ability to compete with others.

WE HAVE LITTLE MANUFACTURING EXPERIENCE, WHICH COULD LIMIT OUR GROWTH.

         We do not have manufacturing experience that would enable us to make products in the volumes that would be necessary for us to achieve significant commercial sales. In addition, we may not be able to establish and maintain reliable, efficient, full scale manufacturing at commercially reasonable costs in a timely fashion. Difficulties we encounter in manufacturing scale-up, or our failure to implement and maintain our manufacturing facilities in accordance with good manufacturing practice regulations, international quality standards or other regulatory requirements, could result in a delay or termination of production. To date, our manufacturing activities have only included our BiliChek and BiliCal products, as well as the Accu-Chek D-Tector diabetes detection product on a limited scale. If we obtain the necessary regulatory approvals to market the diabetes detection product, we will undertake to manufacture this product in significant volumes. Companies often encounter difficulties in scaling up production, including problems involving production yield, quality control and assurance, and shortages of qualified personnel.

SINCE WE RELY ON SOLE-SOURCE SUPPLIERS FOR SEVERAL OF OUR PRODUCTS, ANY FAILURE OF THOSE SUPPLIERS TO PERFORM WOULD HURT OUR OPERATIONS.

         Several of the components used in our products are available from only one supplier, and substitutes for these components are infeasible or would require substantial modifications to our products. Any significant problem experienced by one of our sole source suppliers may result in a delay or interruption in the supply of components to us until that supplier cures the problem or an alternative source of the component is located and qualified. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The microspectrometer and disposable calibration element, components of our infant jaundice product, and the blue light module and calibration element, components of our diabetes detection product, are each available from only one supplier. For our products which require premarket approval, the inclusion of substitute components could require us to qualify the new supplier with the appropriate government regulatory authorities. Alternatively, for our products which qualify for premarket notification, the substitute components must meet our product specifications.

OUR LIMITED MARKETING AND SALES EXPERIENCE MAKES OUR INTERNATIONAL REVENUE UNCERTAIN.

         We are responsible for marketing our infant jaundice product in countries other than the United States and Canada. We have relatively limited experience in marketing or selling medical device products and only have a nine person marketing and sales staff. In order to successfully continue to market and sell our infant jaundice product outside the United States and Canada, we must either develop a marketing and sales force or expand our arrangements with third parties to market and sell this product. We may not be able to successfully develop an effective marketing and sales force, and we may not be able to enter into and maintain marketing and sales agreements with third parties on acceptable terms. If we develop our own marketing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. If we enter into a marketing arrangement with a third party for the marketing and sale of our infant jaundice product outside the United States and Canada, any revenues we would receive from this product will be dependent on this third party, and we will likely be required to pay a sales commission or similar compensation to this party. Furthermore, we are currently dependent on the efforts of Abbott and Roche for any revenues to be received from our glucose monitoring and diabetes detection products. The efforts of these third parties for the marketing and sale of our products may not be successful.

BECAUSE WE OPERATE IN AN INDUSTRY WITH SIGNIFICANT PRODUCT LIABILITY RISK, AND WE HAVE NOT SPECIFICALLY INSURED AGAINST THIS RISK, WE MAY BE SUBJECT TO SUBSTANTIAL CLAIMS AGAINST OUR PRODUCTS.

         The development, manufacture and sale of medical products entail significant risks of product liability claims. We currently have no product liability insurance coverage beyond that provided by our general liability insurance. Accordingly, we may not be adequately protected from any liabilities, including any adverse judgments or settlements, we might incur in connection with the development, clinical testing, manufacture and sale of our products. A successful product liability claim or series of claims brought against us that results in an adverse judgment against or settlement by us in excess of any insurance coverage could seriously harm our financial condition or reputation. In addition, product liability insurance is expensive and may not be available to us on acceptable terms, if at all.

IF WE CANNOT OBTAIN ADDITIONAL FUNDS WHEN NEEDED, WE WILL NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

         We will require substantial additional capital to develop our products, including completing product testing and clinical trials, obtaining all required regulatory approvals and clearances, beginning and scaling up manufacturing, and marketing our products. Any failure of our collaborative partners to fund our capital expenditures, or our inability to obtain capital through other sources, would limit our ability to grow and operate as planned. Under our collaborative arrangements with Abbott, Roche, Respironics and Welch Allyn, these collaborative partners will either directly undertake the activities to develop our products or will fund a substantial portion of these expenditures. The obligations of our collaborative partners to fund our expenditures is largely discretionary and depends on a number of factors, including our ability to meet specified milestones in the development and testing of our products. We may not be able to meet these milestones, or our collaborative partners may not continue to fund our expenditures.

         In addition to funds that we expect to be provided by our collaborative partners, we may be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements. We believe that our existing capital resources and the funding from our collaborative partners will be sufficient to satisfy our funding requirements through 2002, but may not be sufficient to fund our operations to the point of commercial introduction of either of our glucose monitoring products or our cervical cancer product. Any required additional funding may not be available on terms attractive to us, or at all. To the extent we cannot obtain additional funding, our ability to continue to develop and introduce new products will be limited. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants that would limit how we conduct our business or finance our operations.

THE AVAILABILITY OF THIRD-PARTY REIMBURSEMENT FOR OUR PRODUCTS IS UNCERTAIN, WHICH MAY LIMIT CONSUMER USE AND THE MARKET FOR OUR PRODUCTS.

         In the United States and elsewhere, sales of medical products are dependent, in part, on the ability of consumers of these products to obtain reimbursement for all or a portion of their cost from third-party payors, such as government and private insurance plans. Any inability of patients, hospitals, physicians and other users of our products to obtain sufficient reimbursement from third-party payors for our products, or adverse changes in relevant governmental policies or the policies of private third-party payors regarding reimbursement for these products, could limit our ability to sell our products on a competitive basis. We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. Moreover, third-party payors are increasingly challenging the prices charged for medical products and services, and some health care providers are gradually adopting a managed care system in which the providers contract to provide comprehensive health care services for a fixed cost per person. Patients, hospitals and physicians may not be able to justify the use of our products by the attendant cost savings and clinical benefits that we believe will be derived from the use of our products, and therefore may not be able to obtain third-party reimbursement.

         Reimbursement and health care payment systems in international markets vary significantly by country and include both government sponsored health care and private insurance. We may not be able to obtain approvals for reimbursement from these international third-party payors in a timely manner, if at all. Any failure to receive international reimbursement approvals could have an adverse effect on market acceptance of our products in the international markets in which approvals are sought.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN SCIENTIFIC, TECHNICAL, MANAGERIAL AND FINANCE PERSONNEL.

         Our ability to operate successfully and manage our future growth depends in significant part upon the continued service of key scientific, technical, managerial and finance personnel, as well as our ability to attract and retain additional highly qualified personnel in these fields. We may not be able to attract and retain key employees when necessary, which would limit our operations and growth. None of our key employees have an employment contract with us, nor are any of these employees, except our chief executive officer, covered by key person or similar insurance. In addition, if we are able to successfully develop and commercialize our products, we will need to hire additional scientific, technical, marketing, managerial and finance personnel. We face intense competition for qualified personnel in these areas, many of whom are often subject to competing employment offers.

WE ARE CONTROLLED BY OUR DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATED ENTITIES.

         Our directors, executive officers and entities affiliated with them beneficially owned an aggregate of about 25% of our outstanding common stock as of June 20, 2001. These stockholders, acting together, would be able to control substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers and other business combination transactions.

OUR FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS.

         "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Statements in this prospectus that express "belief", "anticipation" or "expectation" as well as other statements that are not historical facts are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those described in the foregoing "Risk Factors" and elsewhere in this prospectus. Examples of these uncertainties and risks include, but are not limited to:

         - whether our products in development will prove safe and effective;

         - whether and when we or our strategic partners will obtain approval from the FDA and corresponding foreign agencies;

         - our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;

         - the lack of immediate alternate sources of supply for some critical components of our products;

         -        our patent and intellectual property position;

         - the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our potential product lines;

         - the effectiveness and ultimate market acceptance of our products;

         - the dependence on our strategic partners for funding, development assistance, clinical trials, distribution and marketing of products developed by us; and

         - other risks and uncertainties described from time to time in our reports filed with the Securities and Exchange Commission, including those contained in our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

                                 USE OF PROCEEDS

         All sales of the common stock covered by this prospectus will be by or for the account of the selling stockholders listed in the following section of this prospectus. We will not receive any cash proceeds from the sales of any common stock.

                              SELLING STOCKHOLDERS

         We issued and sold common stock and warrants to purchase shares of common stock in private placement transactions exempt from registration under the Securities Act of 1933. These shares of common stock we sold as well as the shares of common stock issuable upon exercise of the warrants are covered by this prospectus.

         No offer or sale of common stock under this prospectus may be made by a selling stockholder unless that stockholder is listed in the table below or until that stockholder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us.

         The table below lists the following information:

         -        the name of each selling stockholder;
         - the number of shares and percentage of common stock beneficially owned by each selling stockholder as of June 20, 2001;
         - the number of shares of common stock being offered for sale by each selling stockholder; and
         - the number of shares and percentage of common stock beneficially owned by each such stockholder after all shares are sold under this prospectus;

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. The information in the table reflects the most recent information furnished to us by each identified selling stockholders. As of June 20, 2001, there were approximately 10,421,906 shares of our common stock issued and outstanding. The shares issuable under warrants exercisable within 60 days of June 20, 2001 are treated as outstanding for computing the percentage ownership of the entity holding these warrants, but are not treated as if outstanding for the purposes of computing the percentage ownership of any other entity. Unless otherwise indicated in the footnotes to the table, no selling stockholder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years.

                                                                                             Shares of Common Stock
                                                                                            Beneficially Owned After
                                           Shares of Common Stock      Number of Shares    All Shares Are Sold Under
                                              Beneficially Owned          That May Be         this Prospectus (1)
                                           -----------------------     Offered Pursuant    --------------------------
Name                                         Number        Percent   to this Prospectus      Number       Percent
----                                         ------        -------   ------------------      ------       -------
SAFECO Common Stock Trust -
Growth Opportunities Fund (2)              1,033,200        9.8%           1,033,200            --            --
SAFECO Resource Series Trust -
Growth Opportunities Portfolio (3)           556,800        5.3%             556,800            --            --
SAFECO Diversified Common Stock
Portfolio (4)                                210,000        2.0%             210,000            --            --
Special Situations Fund III, L.P. (5)        284,856        2.7%             284,856            --            --
Special Situations Private Equity Fund,
L.P. (6)                                     189,904        1.8%             189,904            --            --
                                           ---------                 ----------------------------------
Total                                      2,274,760       21.1%           2,274,760            --            --

(1) We do not know when or in what amounts a selling stockholder may offer shares for sale. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders at any given time in the future. However, for purposes of this table, we have assumed that the selling stockholders will sell all shares covered by this prospectus.

(2) Includes 172,200 shares of our common stock that may be purchased pursuant to a warrant that is currently exercisable. The shares owned by this selling stockholder are held in the nominee name of Coralbasin & Co.

(3) Includes 92,800 shares of our common stock that may be purchased pursuant to a warrant that is currently exercisable. The shares owned by this selling stockholder are held in the nominee name of Coralrock & Co.

(4) Includes 35,000 shares of our common stock that may be purchased pursuant to a warrant that is currently exercisable. The shares owned by this selling stockholder are held in the nominee name of Mac & Co.

(5) Includes 47,476 shares of our common stock that may be purchased pursuant to a warrant that is currently exercisable.

(6) Includes 31,651 shares of our common stock that may be purchased pursuant to a warrant that is currently exercisable.

         We and each selling stockholder have entered into registration rights agreements in which we agreed to file a registration statement (of which this prospectus is a part) to permit the resale of the shares of common stock from time to time. Those agreements require that we make this prospectus available to the selling stockholders, subject to the exceptions described below, until the earliest of:

         - the expiration of the period referred to in Rule 144(k) of the Securities Act of 1933 with respect to those shares of common stock held by persons that are not affiliates of SpectRx;

         - the date when all of the shares of common stock prospectus have been sold pursuant to this prospectus; and

         -        two years from the date of closing of the private placements.

         We may require the selling stockholders to suspend the sales of the common stock covered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading. We will be permitted to suspend the use of this prospectus in connection with any pending or potential acquisitions, financings or similar transactions, for a period not to exceed 90 days, whether or not consecutive, in any twelve month period.

                              PLAN OF DISTRIBUTION

         Any or all of the shares of common stock covered by this prospectus may be offered for sale and sold by or on behalf of the selling stockholders from time to time in varying amounts, including in block transactions, on the Nasdaq National Market or the over-the-counter market, in privately negotiated transactions, or otherwise (other than underwritten offerings), at prices prevailing in such market or as may be negotiated at the time of the sale. The shares may be sold by the selling stockholders directly to one or more purchasers, through agents designated from time to time or to or through broker-dealers designated from time to time. In the event the shares are publicly offered through broker-dealers or agents, the selling stockholders may enter into agreements with respect thereto. Such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares. The selling stockholders and any such broker-dealers or agents that participate in the distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such broker-dealers and agents may engage in transactions with, and perform services for, the Company.

         At the time a particular offer of shares is made by the selling stockholders, to the extent required, a prospectus supplement will be distributed which will set forth the aggregate number of shares being offered, and the terms of the offering, including the public offering price thereof, the name or names of any broker-dealers or agents, any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the selling stockholders.

         Any supplement and, if necessary, a post-effective amendment to the registration statement, of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities.

         We have agreed to indemnify the selling stockholders against specified liabilities under the Securities Act of 1933 and to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

         To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling stockholders.

         In order to comply with the securities laws of certain states, sales of shares offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of shares that may be offered hereby must also be made by the selling stockholders in compliance with other applicable state securities laws and regulations.

                                  LEGAL MATTERS

         Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the common stock that may be offered by this prospectus.


                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                       WHERE YOU CAN GET MORE INFORMATION

AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at the Commission's Public Reference Room, which is located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

         You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings are also available on the Commission's web site on the Internet at http://www.sec.gov.

         Statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If we filed as an exhibit to any of our public filings any of the contracts, agreements or other documents referred to in this prospectus, you should read the exhibit for a more complete understanding of the document or matter involved.

INCORPORATION OF DOCUMENTS BY REFERENCE

         We have incorporated information into this prospectus by reference. This means we have disclosed information to you by referring you to another document we filed with the Commission. We will make those documents available to you without charge upon your oral or written request. Requests for these documents should be directed to SpectRx, Inc., 6025A Unity Drive, Norcross, Georgia 30071, Attention: Investor Relations, telephone: (770) 242-8723.

         The information in the following documents we filed with the Commission (File No. 0-22179) is incorporated by reference in this prospectus:

- Annual Report on Form 10-K for the year ended December 31, 2000, dated March 30, 2001 and filed with the Commission on April 2, 2001;

-        Current Report on Form 8-K dated and filed with the Commission on June
         26, 2001;

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, dated and filed with the Commission on May 14, 2001;

- Proxy Statement, dated as of April 30, 2001, filed with the Commission in definitive form on April 30, 2001, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (specified relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934; and

- The description of the common stock contained in the registration statement on Form 8-A dated February 27, 1997 including the information incorporated by reference into that registration statement from the registration statement on Form S-1, as amended, dated as of February 27, 1997.

    We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the shares covered by this prospectus are sold or deregistered . This additional information is a part of this prospectus from the date of filing of those documents.

    Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by SpectRx, Inc.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses and costs incurred or to be incurred by SpectRx, Inc. in connection with the registration, sale and distribution of the shares of common stock that may be offered hereby, other than selling commissions which will be borne by the selling stockholders. All the amounts shown are estimated except the Securities and Exchange Commission registration fee.


                      Securities and Exchange Commission filing    $  4,976
                       fee.....................................
                      Printing expenses........................       8,000
                      Legal fees and expenses..................      30,000
                      Accounting fees and expenses.............       1,500
                      Miscellaneous expenses...................       1,000
                                                                   ---------
                                Total..........................    $ 45,476

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Article VII of our Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. Article VII of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful. We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in the our Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.


ITEM 16. EXHIBITS

              EXHIBIT
              NUMBER                      DESCRIPTION OF EXHIBIT
              ------                      ----------------------
               3.1A        Certificate of Incorporation, as amended. (incorporated by reference to exhibit 3.1A filed with the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 1997 filed August 12, 1997)
               3.1B        Certificate of Designations for Redeemable Convertible Preferred Stock. (incorporated by reference to exhibit 3.1B filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001)
               3.2A        Bylaws. (incorporated by reference to exhibit 3.2A filed with the Registrant's Registration Statement on
                           Form S-1 (No. 333-22429) filed February 27, 1997, and amended on April 24, 1997, June 11, 1997, and June
                           30, 1997, which Registration Statement became effective June 30, 1997)
               3.2B        Amendment to Bylaws. (incorporated by reference to exhibit 3.2B filed with the Registrant's Annual
                           Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001)
                4.1        Specimen Common Stock Certificate. (incorporated by reference to exhibit 4.1 filed with the Registrant's
                           Registration Statement on Form S-1 (No. 333-22429) filed February 27, 1997, and amended on April 24,
                           1997, June 11, 1997, and June 30, 1997, which Registration Statement became effective June 30, 1997)
                4.2        Amended and Restated Registration Rights Agreement dated October 21, 1996 by and among the holders of
                           Registrable Securities named therein. (incorporated by reference to Exhibit D to exhibit 10.6 filed with the Registrant's Registration Statement on Form S-1 (No. 333-22429) filed February 27, 1997, and amended on April 24, 1997, June 11, 1997, and June 30, 1997, which Registration Statement  became effective
                           June 30, 1997)

                4.2A       First Amendment dated November 30, 1999 to Amended and Restated Registration Rights Agreement dated
                           October 21, 1996 by and among the holders of Registrable Securities named therein. (incorporated by reference to Exhibit B to Appendix 5.5 to exhibit 10.21C filed with the Registrant's Annual Report on
                           Form 10-K for the year ended December 31, 1999, filed March 30, 2000)
                4.2B       Second Amendment dated February 16, 2000 to Amended and Restated Registration Rights Agreement dated
                           October 21, 1996 by and among the holders of Registrable Securities named therein. (incorporated by reference to exhibit 4.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000)
                4.2C       Third Amendment dated June 4, 2001 to Amended and Restated Registration Rights Agreement dated October
                           21, 1996 by and among the holders of Registrable Securities named therein. (incorporated by reference to exhibit 4.3 filed with the Registrant's Current Report on Form 8-K dated June 26, 2001, filed June
                           26, 2001)
                4.2D       Fourth Amendment dated June 13, 2001 to Amended and Restated Registration Rights Agreement dated October
                           21, 1996 by and among the holders of Registrable Securities named therein. (incorporated by reference to exhibit 4.4 filed with the Registrant's Current Report on Form 8-K dated June 26, 2001, filed June
                           26, 2001)
                 4.3       Registration Rights Agreement dated June 4, 2001 by and among SpectRx, Inc. and the purchasers listed on Schedule I thereto.  (incorporated by reference to exhibit 4.1 filed with the Registrant's Current
                           Report on Form 8-K dated June 26, 2001, filed June 26, 2001)
                 4.4       Registration Rights Agreement dated June 13, 2001 by and among SpectRx, Inc. and the purchasers listed on Schedule I thereto. (incorporated by reference to exhibit 4.2 filed with the Registrant's Current
                           Report on Form 8-K dated June 26, 2001, filed June 26, 2001)
                  *5       Form of opinion of Jones, Day, Reavis & Pogue regarding validity.
               10.26       Stock Purchase Agreement dated June 4, 2001 by and among  SpectRx, Inc. and the purchasers listed on Schedule 1 thereto. (incorporated by reference to exhibit 10.1 filed with the Registrant's Current
                           Report on Form 8-K dated June 26, 2001, filed June 26, 2001)
               10.27       Stock Purchase Agreement dated June 13, 2001 by and among  SpectRx, Inc. and the purchasers listed on Schedule 1 thereto. (incorporated by reference to exhibit 10.2 filed with the Registrant's
                           Current Report on Form 8-K dated June 26, 2001, filed June 26, 2001)
               *23.1       Consent of Arthur Andersen LLP
                23.2       Consent of Jones, Day, Reavis & Pogue. (included in Exhibit 5)
              * 24.1       Powers of Attorney. (included at signature page)

-------------------
* Filed herewith.



ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

         - To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided, however, That paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         - That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         - To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, IN THE STATE OF GEORGIA, ON JUNE 28, 2001.

                                  SPECTRX, INC.

                                  By:    /s/ THOMAS H. MULLER, JR.
                                    -----------------------------------------
                                             Thomas H. Muller, Jr.
                                    Executive Vice President, Chief Financial
                                            Officer and Secretary

         KNOWN ALL MEN AND WOMEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW, HEREBY CONSTITUTES AND APPOINTS MARK A. SAMUELS AND THOMAS H. MULLER, JR., AND EACH OF THEM, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, AS ATTORNEYS-IN-FACT OR ATTORNEY-IN-FACT OF THE UNDERSIGNED, FOR HIM AND IN HIS NAME, PLACE AND STEAD, TO SIGN AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") ONE OR MORE REGISTRATION STATEMENTS ON FORM S-3 RELATING TO THE REGISTRATION OF THE COMMON STOCK, PAR VALUE $.001 PER SHARE, OF SPECTRX, INC. (THE "COMPANY")WITH ANY AND ALL AMENDMENTS, SUPPLEMENTS AND EXHIBITS THERETO, INCLUDING PRE-EFFECTIVE AND POST-EFFECTIVE AMENDMENTS OR SUPPLEMENTS OR ANY ADDITIONAL REGISTRATION STATEMENT FILED PURSUANT TO RULE 462 PROMULGATED UNDER THE SECURITIES ACT, OR ANY OTHER DOCUMENT WITH ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY WITH RESPECT TO THE SECURITIES COVERED BY SUCH REGISTRATION STATEMENT, WITH FULL POWER AND AUTHORITY TO DO AND PERFORM ANY AND ALL ACTS AND THINGS WHATSOEVER REQUIRED AND NECESSARY TO BE DONE, HEREBY RATIFYING AND APPROVING THE ACTS OF SAID ATTORNEYS AND EACH OF THEM AND ANY SUBSTITUTE OR SUBSTITUTES. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                                          NAME                           TITLE                        DATE
                      ----------------------------------------- ----------------------------     -------------
                                                                Chairman, Chief Executive
                                /s/ Mark A. Samuels             Officer and Director             June 28, 2001
                      -----------------------------------------

                                                                Executive Vice President and
                                                                Chief Financial Officer
                                                                (Principal Financial and         June 28, 2001
                             /s/ Thomas H. Muller, Jr.          Accounting Officer)
                      -----------------------------------------

                                                                President, Chief Operating
                                /s/ Keith D. Ignotz             Officer and Director             June 28, 2001
                      -----------------------------------------


                               /s/ Charles G. Hadley            Director                         June 28, 2001
                      -----------------------------------------


                                 /s/ Earl R. Lewis              Director                         June 28, 2001
                      -----------------------------------------


                               /s/ William E. Zachary           Director                         June 28, 2001
                      -----------------------------------------


                                 /s/ Chris Monahan              Director                         June 28, 2001
                      -----------------------------------------

                                  EXHIBIT INDEX

                                  EXHIBIT
                                  NUMBER                    DESCRIPTION OF EXHIBITS
                                ---------    --------------------------------------------------------
                                    *5       Form of opinion of Jones, Day, Reavis & Pogue regarding
                                             validity.

                                   *23.1     Consent of Arthur Andersen LLP

                                   23.2      Consent of Jones, Day, Reavis & Pogue. (included in
                                             Exhibit 5).

                                    *24      Powers of Attorney. (included on signature page)

----------

* Filed herewith.